UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2019 (Report No. 2)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Termination of Ramot License

In February 2016, Therapix Biosciences Ltd. (the “Company”) entered into an exclusive, worldwide research and license agreement (the “Agreement”) with Ramot at Tel Aviv University Ltd. (“Ramot”) for a patent application relating to methods for treatment of cognitive decline with low doses of tetrahydrocannabinol.

On March 13, 2019, further to discussions between the Company and Ramot, the Company notified Ramot of its intent to terminate the Agreement. As of the date hereof, the Company does not believe that terminating the Agreement will have a material effect on the Company’s operations and business.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements in this report include statements regarding the termination of the Ramot Agreement and Therapix’s future operations and business. Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix’s Annual Report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
Date: March 13, 2019
	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer

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